Norampac Reports Its Third Quarter Results

Montréal, Québec, October 25, 2004 - Norampac Inc. (" Norampac ") reports net income of $23.0 million or $20.0 million of net income excluding specific items1 for the quarter ended September 30, 2004. This compares to net income of $15.1 million or $14.6 million of net income excluding specific items for the same period in 2003.

Consolidated selected information

(in millions of Canadian dollars)

	Third quarter		Second quarter
	2004	2003	2004

Sales	341.3	318.9	326.8

Operating income	27.8	29.5	13.3
Operating income excluding specific items [1]	35.5	29.5	20.1

Net income	23.0	15.1	1.3
Net income excluding specific items [1]	20.0	14.6	8.9

1 - see note on supplemental information on non-GAAP measures

Commenting on the results, Mr. Marc-André Dépin, President and Chief Executive Officer, stated: "Our containerboard mills were very busy during the last quarter with an operating rate of over 99%. The July price increase has been successfully implemented but the surging Canadian dollar and the high energy costs are putting pressure on our margins. Overall, we had a good third quarter. For the next quarter we expect to see normal seasonal decline in volume but we will continue to focus on our controllable costs and maintain the right balance between our production and our inventory level, while meeting our customers' demand."

Quarterly Highlights

  Despite a stronger Canadian dollar, average reported Canadian selling prices were higher in both the containerboard and the corrugated products segments;
  Unrealized loss of $7.7 million on financial instruments related to some commodity contracts due to the new CICA guidelines on hedge accounting;
  The Company's North American primary mill capacity utilisation rates excluding the Burnaby Paper mill currently on strike was over 99% up from 94% in 2003; and
  The Company's North American integration level increased to 66% up from 63% compared to the same period in 2003.
  On August 27, 2004, acquisition of AIM Corrugated Container Corp. assets, a corrugated products converting plant located in Lancaster, New York.

Sales amounted to $341 million in the third quarter of 2004, compared to $319 million for the corresponding quarter in 2003. Shipments of containerboard were approximately at the same level in the third quarter of 2004, compared to the same quarter in 2003, but were up by 2.3% compared to the second quarter of 2004, despite the fact our Burnaby Paper mill has been on strike since April 10, 2004. Shipments of corrugated products for the third quarter of 2004 were approximately at the same level compared to the same quarter in 2003, despite additional volume related to the recent acquisition of Thompson and Lancaster corrugated products facilities respectively acquired in April 2004 and August 2004.

Operating income amounted to $27.8 million in the third quarter of 2004, compared to $29.5 million for the corresponding quarter in 2003. The 2004 operating income includes an unrealized loss on derivative financial instruments of $7.7 million. The increase in operating income is mainly attributable to higher selling prices in both the containerboard and the corrugated products segments, partially offset by a stronger Canadian dollar, higher freight and energy costs.

Nine-Month period ended September 30

Net income for the nine-month period ended September 30, 2004 was $33.2 million or $32.3 million of net income excluding specific items. This compares to net income of $28.2 million or $38.6 million of net income excluding specific items for the same period in 2003.

For the nine-month period ended September 30, 2004, sales were $960 million compared to $962 million for the same period in 2003. For the nine-month period ended September 30, 2004, shipments of containerboard remained at the same level compared to the same period in 2003 while shipments of corrugated products were up by 1.7% compared to the same period in 2003, mainly due to the volume related to the Schenectady corrugated products plant acquired in April 2003 and the recent acquisition of Thompson and Lancaster corrugated products facilities.

For the nine-month period ended September 30, 2004, operating income amounted to $61.4 million, compared to $73.3 million for the same period in 2003. The 2004 operating income includes an unrealized loss on derivative financial instruments of $3.4 million. In comparing the two nine-month periods, the reduction is related to lower selling prices mainly due to a stronger Canadian dollar in both the containerboard and the corrugated products segments, and higher freight costs, partially offset by lower fiber and energy costs.

Supplemental information on non-GAAP measures

Operating income, operating income excluding specific items and net income excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company's measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as debt restructuring charges, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net income, which is a performance measure defined by Canadian GAAP is reconciled to operating income in the following table. Also the table reconciles the specific items to its nearest measure as computed on the statement of earnings:

(in millions of Canadian dollars)

	Third quarter		Second quarter
	2004	2003	2004

Net income	23.0	15.1	1.3
Share of income of equity accounted investments	(0.2)	-	-
Income tax expense	8.5	8.1	1.3
Interests	5.8	6.6	6.5
Amortization of financing costs	0.4	0.3	0.4
Foreign exchange loss (gain) on long term debt	(9.7)	(0.6)	3.8

Operating income	27.8	29.5	13.3
Specific item:
Unrealized loss on derivative financial Instruments	7.7	-	6.8

Operating income excluding specific item	35.5	29.5	20.1

Net income	23.0	15.1	1.3
Specific items:
Unrealized loss on derivative financial instruments net of related income taxes	5.1	-	4.5
Foreign exchange loss (gain) on long-term debt net of related income taxes	(8.1)	(0.5)	3.1

Net income excluding specific items	20.0	14.6	8.9

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada and France. With annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol : DTC-TSX) and Cascades Inc. (symbol : CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including, but not limited to, its annual report in Form 20-F for the year ended December 31, 2003.

The financial statements included in this release also contain certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information - supplemental non-GAAP measures" section, which is part to the company's financial statements.

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at September 30, 2004	As at December 31, 2003
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	11,307	12,286
Accounts receivable and prepaid expenses	226,962	181,392
Inventories	133,863	129,753
	172,132	323,431
Property, plant and equipment	878,208	887,184
Goodwill	213,363	197,438
Other assets	39,836	30,943
	1,503,539	1,438,996
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
Balances	16,389	18,694
Trade accounts payable and accrued liabilities	156,742	142,375
Income and other taxes payable	8,510	1,945
Current portion of long-term debt	951	1,142
	182,592	164,156
Long-term debt	376,080	352,458
Future income taxes	157,275	154,362
Other liabilities	52,534	39,033
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	503	341
Retained earnings	175,658	166,517
Cumulative translation adjustments	(1,103)	2,129
	735,058	728,987
	1,503,539	1,438,996

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)

(unaudited)

	For the three-month period ended September 30		For the nine-month period ended September 30

	2004	2003	2004	2003

Sales (Note 2 c))	341,280	318,859	960,074	962,173
Cost of goods sold and expenses
Cost of goods sold	248,281	234,166	732,738	722,101
Loss (gain) on derivative financial instruments (Note 2 a) and 3))	9,834	(190)	2,613	1,084
Selling and administrative expenses	36,179	37,123	106,746	110,640
Depreciation and amortization	19,171	18,293	56,566	55,027
	313,465	289,392	898,663	888,852
Operating income	27,815	29,467	61,411	73,321

Financial expenses
Interests	5,798	6,629	18,262	24,885
Amortization of financing costs	377	341	1,157	1,060
Foreign exchange gain on long term debt	(9,734)	(627)	(3,679)	(11,554)
	(3,559)	6,343	15,740	14,391
	31,374	23,124	45,671	58,930
Unusual items (note 7)	-	-	-	19,854
	31,374	23,124	45,671	39,076
Income tax expense	8,549	8,046	12,679	10,842
	22,825	15,078	32,992	28,234
Share of income of equity-
accounted investments	149	-	149	-
Net income for the period	22,974	15,078	33,141	28,234
The accompanying notes are an integral part of the financial statements.

Consolidated Statements
of Retained Earnings
(in thousands of Canadian dollars)

(unaudited)	For the nine-month period
	ended September 30
	2004	2003

Balance, at beginning of period	166,517	163,591
Net income for the period	33,141	28,234
Dividend paid during the period	(24,000)	(28,000)
Balance, at end of period	175,658	163,825
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)
(unaudited)
	For the three-month period ended September 30		For the nine-month period ended September 30
	2004	2003	2004	2003
Cash flows from:

Operating activities
Net income for the period	22,974	15,078	33,141	28,234
Adjustments for:
Depreciation and amortization	19,171	18,293	56,566	55,027
Future income taxes	761	1,448	982	(1,579)
Loss (gain) on disposal of property,
plant & equipment	(247)	3	(251)	349
Foreign exchange gain on long term debt	(9,734)	(627)	(3,679)	(11,554)
Share of income of equity-accounted
investments	(149)	-	(149)	-
Unrealized Loss on derivative financial instruments	7,713	-	3,350	-
Other	563	668	739	1,072
Unusual items	-	-	-	19,854
Cash flow from operating activities	41,052	34,863	90,699	91,403
Changes in non-cash working capital
components	(2,012)	(3,107)	(26,247)	(49,867)
	39,040	31,756	64,452	41,536
Financing activities
Change in revolving bank credit facility	11,077	(8,412)	31,157	28,056
Increase in long-term debt	78	1,780	998	1,993
Issuance of Senior Notes	-	-	-	346,650
Repayments of long-term debt	113	42	(857)	(308,371)
Costs related to refinancing of long-term debt	-	(1,197)	-	(10,005)
Premium paid on redemption of unsecured senior notes	-	-	-	(14,345)
Change in excess of outstanding cheques over
bank balances	(12,955)	(14,402)	(2,305)	(7,712)
Dividend paid	-	-	(24,000)	(28,000)
	(1,687)	22,189)	4,993	8,266
Investing activities
Additions to property, plant and equipment, net	(13,054)	(16,459)	(35,277)	(40,070)
Business acquisitions, net of cash
and cash equivalents (note 4)	(21,251)	-	(35,255)	(21,101)
Proceeds on disposal of a subsidiary (note 5)	-	-	390	-
Other assets, net	(30)	372	(81)	(1,136)
	(34,335)	(16,087)	(70,223)	(62,307)
Change in cash and cash equivalents
during the period	3,018	(6,520)	(778)	(12,505)

Translation adjustment with respect
to cash and cash equivalents	(556)	-	(201)	(2,430)

Cash and cash equivalents at
Beginning of period	8,845	17,332	12,286	25,747
Cash and cash equivalents at
end of period	11,307	10,812	11,307	10,812
Supplemental information
Cash and cash equivalents paid for:
Interest	551	1,180	13,464	29,864
Income taxes	1,942	2,496	6,171	13,350

The accompanying notes are an integral part of the financial statements.

Selected Segmented Information
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period ended September 30		For the nine-month period ended September 30
	2004	2003	2004	2003

Sales
Containerboard	189,810	169,490	515,727	527,564
Corrugated products	263,313	249,569	734,039	734,404
Total for reportable segments	453,123	419,059	1,249,766	1,261,968
Other activities and unallocated amounts	20,361	14,289	58,994	45,105
Intersegment sales	(132,204)	(114,489)	(348,686)	(344,900)
Consolidated Sales	341,280	318,859	960,074	962,173

Operating income before
depreciation and amortization
Containerboard	14,243	14,772	26,162	32,492
Corrugated products			85,243	80,547
Total for reportable segments	44,866	46,440	111,405	113,039
Other activities and unallocated amounts	2,120	1,320	6,572	15,309

Consolidated operating income before
depreciation and amortization	46,986	47,760	117,977	128,348
Depreciation and amortization	19,171	18,293	56,566	55,027
Consolidated operating income	27,815	29,467	61,411	73,321

Additions to property, plant and equipment, net
Containerboard	6,335	4,739	17,852	18,970
Corrugated products	5,815	9,410	15,725	18,914
Total for reportable segments	12,150	14,149	33,577	37,884
Other activities and unallocated amounts	904	2,310	1,700	2,186
Consolidated additions to property,
plant and equipment, net	13,054	16,459	35,277	40,070

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with
Canadian generally accepted accounting principles and contains all adjustments necessary to present fairly
Norampac Inc.'s (the Company) financial position as at September 30, 2004 and December 31, 2003 as well as its results of operations and its cash flow for the three and nine months periods ended September 30, 2004 and 2003.

The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the change described in note 2.

Note 2 Change in accounting policies

a) Hedging relationships

On January 1, 2004, The Company applied Guideline 13 (''AcG - 13'') regarding hedge accounting.
In compliance with the criteria required by AcG - 13, The Company has to document the risk management strategy used. Upon executing a hedging contract, management documents the hedge item,
Namely an asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected
Method of assessing effectiveness.
Accounting policy in place as at December 31, 2003 are maintained for hedging relationships deemed to be effective.
Consequently, realized and unrealized gains ans losses on hedges continue to be defferred untill the hedged item is realized so as to allow matching of the descriptions in the statement of earnings.

Hedging relationships for old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium existing as at December 31, 2003 that did not meet the conditions of AcG - 13 were recorded at fair value as at January 1, 2004.
As a result, the consolidated assets increased by $7,480, consolidated liabilities increased by $258 and the associated
Unrealized net gain of $7,222 was deferred in other liabilities in the consolidated balance sheet. The unrealized net
Gain is recognized when the initially designated transaction occurs. The fair market value of these contracts, as well as those incurred during the year is re-evaluated each quarter and recorded as an unrealized gain or loss, in the Consolidated Statement of Earnings.

Company's policy is to utilize derivative financial instrument, such as commodity swap contracts, for hedging purposes and not for trading nor speculative purposes. In addition, notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG -13, the Company believes, from an operational view, that these contracts are effective in minimizing its risk.

b) Asset retirement obligation

In March 2003, the CICA issued Section 3110, '' Asset Retirement Obligation'', which is applied by the Company since January 1,
2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred
If a reasonable estimate of fair value can be made. The application of this standard, did not impact the interim financial statements.

c) Generally accepted accounting principles

In July 2003, the CICA issued Section 1100, ''Generally Accepted Accounting Principles'' and Section 1400, ''General Standards
for Financial Statement Presentation'', which was effective for fiscal years beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitute a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer play a role in establishing GAAP. As a result for the Company, the cost of delivery, which had been ,in the past,
Subtracted from sales, in accordance with industry practice, is now included in cost of good sold.
Comparative figure has been reclassified to reflect the new presentation.

d) Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461 "Employee Future Benefits". Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. As at June 30, 2004, the Company adopted prospectively Section 3461 and provided additional interim period disclosures of the pension plans and other employee future benefit plans in note 6.

Note 3 Loss (gain) on derivative financial instruments
For the three-month period ended september 30,	For the nine-month period ended september 30,
2004	2003	2004	2003

Unrealized loss on derivative financial instruments	8,507	-	5,512	-
Realized loss (gain) on derivatives financial instruments	2,121	(190)	(737)	1,084
Amortization of transitional deferred unrealized gain	(794)	-	(2,162)	-
9,834	(190)	2,613	1,084

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 4 Business Acquisitions

On April 2, 2004, the Company acquired the shares of Johnson Corrugated Products Corp. (Johnson), a corrugated products plant in Thompson, Connecticut for an approximate consideration of $15.4 million (US$11.7 million).

On August 27, 2004 the Company purchased the assets of AIM Corrugated Container Corp. (AIM), a corrugated products plant in Lancaster, New York. The aggregate purchase price was approximately $21.1 million (US$16 million). The Company, agreed to pay additional consideration upon the achievement of specific profitability objectives over a certain period ending
December 31, 2007. The achievement of these objectives would result in an increase in the purchase price of AIM acquisition and would increase the goodwill recorded on this acquisition. The maximum contingent consideration is US$2 million.

These transactions has been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since their respective acquisition date.

The allocation of the purchase price for the transactions, which has not been finalized is as follows:

Net assets acquired (liabilities assumed) :
	Johnson	AIM	Total
Current assets	4,075	4,188	8,263
Property, plant and equipment	8,150	8,390	16,540
Goodwill, non deductible for tax	7,273	-	7,273
Goodwill, deductible for tax	-	10,130	10,130
Current liabilities	(2,496)	(1,564)	(4,060)
Other long term liabilities	(1,558)	-	(1,558)
Purchase Price	15,444	21,144	36,588
Cash and cash equivalent acquired	1,333	-	1,333
Total consideration net of cash and cash equivalents acquired	14,111	21,144	35,255

Note 5 Disposal of a subsidiary

On January 1 2004, the Company sold its subsidiaries, Norampac Monterrey Division, S.A,. De C.V. and
Norampac Monterrey Services, S.A. de C.V. for a consideration of $390 (US$ 301).

Note 6 Employee future benefits
	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2004	2003	2004	2003

Net periodic defined benefit pension plans expense	1,552	1,226	4,329	3,776
Net periodic expense for other employee future benefit plans	770	790	2,322	2,257
Net periodic defined contribution pension plans expenses	1,288	1,427	4,099	4,257

Note 7 Unusual items

During the second quarter of 2003, the Company had unusual expenses of $19.9 million. The expenses included a $14.4 million call premium paid to redeem both the 9.5% senior notes and the 9.375% senior notes, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million foreign exchange loss as a result of the refinancing.

Supplemental Non-GAAP Measures

Operating income and operating Income before depreciation and amortization are not measures of performance under Canadian or
U.S. GAAP. The Company believes that, in addition to cash flow from operations, and net income, operating income and operating income before depreciation and amortization are useful financial performance measurements for assessing operating performance as they provide an additional basis to evaluate the Company's operating performance and ability to incur and service debt and to fund capital expenditures. Operating income and operating income before depreciation and amortization should not be construed as an alternative to net income (as determined in accordance with Canadian or U.S. GAAP) or as an indicator of the Company's operating performance or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian or U.S. GAAP) as a measure of liquidity or ability to meet all company's cash needs. The company's method of calculating operating income and operating income before depreciation and amortization may differ from the methods used by other companies and as a result may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of operating income and operating income before depreciation and amortization to net income and net cash provided by operating activities, which the Company's believe to be the closest GAAP performance and liquidity measures to operating income and operating income before depreciation and amortization.

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2004	2003	2004	2003
	(unaudited)		(unaudited)

Net Income	22,974	15,078	33,141	28,234
Share of income of equity-accounted investments	(149)	-	(149)	-
Income tax expense	8,549	8,046	12,679	10,842
Unusual items	-	-	-	19,854
Financial Costs
Interests	5,798	6,629	18,262	24,885
Amortization of Financing costs	377	341	1,157	1,060
Foreign exchange gain on long-term debt	(9,734)	(627)	(3,679)	(11,554)
Operating Income	27,815	29,467	61,411	73,321
Depreciation and amortization	19,171	18,293	56,566	55,027
Operating income before depreciation and amortization	46,986	47,760	117,977	128,348

Cash Flow From Operations	39,040	31,756	64,452	41,536
Changes in non-cash working
capital components	2,012	3,107	26,247	49,867
Depreciation and amortization	(19,171)	(18,293)	(56,566)	(55,027)
Current Income tax expense	7,788	6,598	11,697	12,421
Interests	5,798	6,629	18,262	24,885
Unrealized loss on derivative financial instruments	(7,713)	-	(3,350)	-
Other non cash adjustments	(186)	(327)	418	(12)
Gain (loss) on disposal of property plant and equipment	247	(3)	251	(349)
Operating Income	27,815	29,467	61,411	73,321
Depreciation and amortization	19,171	18,293	56,566	55,027
Operating Income before depreciation and amortization	46,986	47,760	117,977	128,348

Shipments

Containerboard third party (in short tonnes)	149,475	160,242	452,593	481,245
Containerboard intersegment (in short tonnes)	221,540	211,620	639,146	610,954
Corrugated products (in thousands of square feet)	3,534,210	3,517,881	10,266,529	10,092,297